UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934  or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File No.  000-21061

ORGANIC TO GO FOOD CORPORATION

(Exact name of registrant as specified in its charter)

3317 Third Avenue South, Seattle, Washington 98134 - (206) 838-4670

 (Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 251

Pursuant to the requirements of the Securities Exchange Act of 1934, Organic To Go Food Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Company Name

Date	March 20, 2009	By:	/s/ Jason Brown
Name: Jason Brown
Title: Chief Executive Officer and Chairman